================================================================================

                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                                   ----------

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]                            Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [_]                                  No [X]

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Taiwan Semiconductor Manufacturing
                                        Company Ltd.


Date: October 30,2003                   By  /s/  Lora Ho
                                          --------------------------------------
                                          Lora Ho
                                          Vice President & Chief Financial
                                          Officer

                    Taiwan Semiconductor Manufacturing
                    Company Ltd.

                    Financial Statements for the Nine Months Ended September 30, 2003 and 2002
                    Together with Independent Accountants' Report


     Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers' convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese
------------------------------------------------------------

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of September 30, 2003 and 2002 and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on of Auditing Standards No. 36 "Review of Financial Statements" issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
  Established Deloitte & Touche Effective June 1, 2003)
Taipei, Taiwan
The Republic of China

October 16, 2003

                                Notice to Readers
                                -----------------

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS
(UNAUDITED)
SEPTEMBER 30, 2003 AND 2002
(In Thousand New Taiwan Dollars, Except Par Value)
--------------------------------------------------------------------------------

                                                                       2003                   2002
                                                               --------------------  --------------------
ASSETS                                                             Amount        %        Amount       %
                                                               --------------  ----  --------------  ----
CURRENT ASSETS
   Cash and cash equivalents (Notes 2 and 4)                    $  82,730,782    22   $  64,516,454    17
   Short-term investments (Notes 2 and 5)                          11,664,302     3              --    --
   Receivables from related parties (Note 18)                      15,295,065     4      11,221,381     3
   Notes receivable                                                    43,709    --          30,889    --
   Accounts receivable                                             12,704,943     3      10,539,193     3
   Allowance for doubtful receivables (Note 2)                 (    1,021,399)   --  (    1,149,973)   --
   Allowance for sales returns and others (Note 2)             (    2,055,142) (  1) (    2,736,996) (  1)
   Other financial assets                                           1,192,351    --       1,069,861    --
   Inventories--net (Notes 2 and 6)                                11,813,455     3      13,321,458     3
   Deferred income taxes (Notes 2 and 13)                           2,117,000     1       2,125,541     1
   Prepaid expenses and other current assets (Notes 2 and 21)         688,212    --       1,466,825    --
                                                               --------------  ----  --------------  ----
         Total current assets                                     135,173,278    35     100,404,633    26
                                                               --------------  ----  --------------  ----
LONG-TERM INVESTMENTS (Notes 2, 3, 7 and 21)
   Equity method                                                   33,932,303     9      35,292,167     9
   Cost method                                                        464,629    --         915,750     1
   Funds                                                              272,024    --         199,599    --
   Allowance for losses                                                    --    --  (       58,588)   --
                                                               --------------  ----  --------------  ----
         Total Long-term Investments                               34,668,956     9      36,348,928    10
                                                               --------------  ----  --------------  ----
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8 and 18)
   Cost
      Buildings                                                    70,767,593    18      67,640,598    18
      Machinery and equipment                                     324,426,114    85     284,024,938    75
      Office equipment                                              6,077,495     2       5,779,890     2
                                                               --------------  ----  --------------  ----
         Total cost                                               401,271,202   105     357,445,426    95
   Accumulated depreciation                                    (  233,609,935) ( 61) (  177,804,640) ( 47)
   Advance payments and construction in progress                   24,632,558     6      37,864,711    10
                                                               --------------  ----  --------------  ----
         Net property, plant and equipment                        192,293,825    50     217,505,497    58
                                                               --------------  ----  --------------  ----
GOODWILL (Note 2)                                                   2,351,634     1       2,700,024     1
                                                               --------------  ----  --------------  ----
OTHER ASSETS
   Deferred income taxes (Notes 2 and 13)                           8,841,310     3      11,428,625     3
   Deferred charges--net (Notes 2 and 9)                            8,415,357     2       8,378,661     2
   Refundable deposits (Notes 18 and 20)                              287,403    --         579,147    --
   Assets leased to others (Note 2)                                    85,072    --          87,966    --
   Idle asset (Note 2)                                                 74,644    --              --    --
   Miscellaneous                                                           --    --           9,250    --
                                                               --------------  ----  --------------  ----
         Total other assets                                        17,703,786     5      20,483,649     5
                                                               --------------  ----  --------------  ----
TOTAL ASSETS                                                    $ 382,191,479   100   $ 377,442,731   100
                                                               ==============  ====  ==============  ====

                                                                       2003                  2002
                                                               --------------------  --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                               Amount        %        Amount       %
                                                               --------------   ---  --------------   ---
CURRENT LIABILITIES
   Payables to related parties (Note 18)                        $   3,790,399     1   $   2,830,264     1
   Accounts payable                                                 5,596,631     1       4,645,596     1
   Payables to contractors and equipment suppliers                  9,480,795     3      17,451,662     5
   Accrued expenses and other current liabilities
    (Notes 2, 7, 11 and 21)                                         8,319,012     2       7,419,677     2
   Current portion of bonds (Note 10)                                      --    --       9,000,000     2
                                                               --------------   ---  --------------   ---
         Total current liabilities                                 27,186,837     7      41,347,199    11
                                                               --------------   ---  --------------   ---
 LONG-TERM LIABILITIES
   Bonds payable (Note 10)                                         35,000,000     9      35,000,000     9
   Other long-term payable (Notes 11 and 20)                        3,660,493     1       3,648,931     1
                                                               --------------   ---  --------------   ---
         Total long-term liabilities                               38,660,493    10      38,648,931    10
                                                               --------------   ---  --------------   ---
OTHER LIABILITIES
   Accrued pension cost (Notes 2 and 12)                            2,533,864     1       2,178,064     1
   Guarantee deposits (Note 20)                                       838,864    --       1,507,971    --
   Deferred gain on sales and leaseback (Note 2)                           --    --         153,237    --
                                                               --------------   ---  --------------   ---
         Total other liabilities                                    3,372,728     1       3,839,272     1
                                                               --------------   ---  --------------   ---
         Total liabilities                                         69,220,058    18      83,835,402    22
                                                               --------------   ---  --------------   ---
SHAREHOLDERS' EQUITY (Note 15)
   Capital stock--$10 par value
      Authorized:  24,600,000 thousand shares
      Issued:
         Preferred--1,300,000 thousand shares                              --    --      13,000,000     4
         Common--20,266,619 thousand shares in 2003 and
          18,622,887 thousand shares in 2002                      202,666,189    53     186,228,867    49
   Capital surplus:
      Merger and others (Note 2)                                   56,797,280    15      56,961,753    15
      Treasury stock (Note 3)                                          50,137    --          43,036    --
   Retained earnings:
      Appropriated as legal reserve                                20,802,137     5      18,641,108     5
      Appropriated as special reserve                                  68,945    --              --    --
      Unappropriated earnings                                      34,226,657     9      19,598,315     5
   Others:
      Unrealized loss on long-term investments (Note 2)        (        2,441)   --  (       68,960)   --
      Cumulative translation adjustments (Note 2)                       5,921    --       1,117,910    --
   Treasury stock (at cost)--40,784 thousand shares in 2003
    and 42,001 thousand shares in 2002 (Notes 2, 3 and 16)     (    1,643,404)   --  (    1,914,700)   --
                                                               --------------   ---  --------------   ---
         Total shareholders' equity                               312,971,421    82     293,607,329    78
                                                               --------------   ---  --------------   ---
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 382,191,479   100   $ 377,442,731   100
                                                               ==============   ===  ==============   ===

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated October 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME
(UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (In Thousand New Taiwan Dollars, Except Earnings Per Share)
================================================================================

                                                                      2003                  2002
                                                             ---------------------  ---------------------
                                                                  Amount        %        Amount       %
                                                             --------------   ----  --------------   ----
GROSS SALES (Notes 2 and 18)                                  $ 147,294,673          $ 122,717,952

SALES RETURNS AND ALLOWANCES (Note 2)                        (    3,169,937)        (    2,910,766)
                                                             --------------         --------------

NET SALES                                                       144,124,736    100     119,807,186    100

COST OF SALES (Notes 14 and 18)                                  93,940,362     65      78,522,219     65
                                                             --------------   ----  --------------   ----

GROSS PROFIT                                                     50,184,374     35      41,284,967     35
                                                             --------------   ----  --------------   ----

OPERATING EXPENSES (Notes 14 and 18)
   Research and development                                       8,657,300      6       7,902,586      7
   General and administrative                                     4,572,503      3       3,984,151      3
   Marketing                                                        932,482      1         873,312      1
                                                             --------------   ----  --------------   ----

      Total operating expenses                                   14,162,285     10      12,760,049     11
                                                             --------------   ----  --------------   ----

INCOME FROM OPERATIONS                                           36,022,089     25       28,524,918     24
                                                             --------------   ----  --------------   ----

NON-OPERATING INCOME AND GAIN
   Interest                                                         580,879      1         770,208      1
   Gain on sales of property, plant and equipment
    (Notes 2 and 18)                                                347,656     --         255,480     --
   Technical service income (Notes 18 and 20)                       158,925     --         142,729     --
   Gain on sales of long-term investments (Note 2)                   66,428     --              --     --
   Other (Note 18)                                                  273,013     --         226,814     --
                                                             --------------   ----  --------------   ----

      Total non-operating income and gain                         1,426,901      1       1,395,231      1
                                                             --------------   ----  --------------   ----

NON-OPERATING EXPENSES AND LOSS
   Loss on property, plant and equipment and idle assets
    (Note 2)                                                      1,430,763      1              --     --
   Interest (Notes 2, 8 and 21)                                   1,323,510      1       1,633,817      2
   Foreign exchange loss--net (Notes 2 and 21)                      426,256      1         101,254     --
   Investment loss recognized by equity method--net
    (Notes 2 and 7)                                                 343,951     --       3,554,173      3
   Loss on disposal of property, plant and equipment
    (Note 2)                                                        291,077     --         119,109     --
   Premium expense from option contracts--net (Notes 2
    and 21)                                                         153,783     --         291,721     --

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

                                                                      2003                   2002
                                                             ---------------------  ---------------------
                                                                  Amount        %        Amount        %
                                                             --------------   ----  --------------   ----
   Casualty loss--net (Note 2)                                $          --     --   $     117,470     --
   Other                                                             19,440     --          67,863     --
                                                             --------------   ----  --------------   ----

      Total non-operating expenses and loss                       3,988,780      3       5,885,407      5
                                                             --------------   ----  --------------   ----

INCOME BEFORE INCOME TAX                                         33,460,210     23      24,034,742     20

INCOME TAX EXPENSE (Notes 2 and 13)                               2,203,861      1       4,977,225      4
                                                             --------------   ----  --------------   ----

NET INCOME                                                     $ 31,256,349     22    $ 19,057,517     16
                                                             ==============   ====  ==============   ====

                                                                          2003                         2002
                                                               ---------------------------   ---------------------------
                                                                  Before           After        Before          After
                                                                  Income          Income        Income         Income
                                                                   Tax              Tax           Tax            Tax
                                                               ------------   ------------   ------------   ------------
EARNINGS PER SHARE (Note 17)
   Basic earnings per share                                    $       1.65   $       1.54   $       1.17   $       0.93
                                                               ============   ============   ============   ============
   Diluted earnings per share                                  $       1.65   $       1.54   $       1.17   $       0.93
                                                               ============   ============   ============   ============

The pro forma net income and earnings per share for the adoption of SFAS No. 30 "Accounting for Treasury Stock" is as follows (Notes 3 and 16):

                                                                            2003                        2002
                                                               ---------------------------   ---------------------------
                                                                  Before          After         Before          After
                                                                Income Tax     Income Tax     Income Tax     Income Tax
                                                               ------------   ------------   ------------   ------------
NET INCOME                                                                    $ 31,332,102                  $ 19,100,553
                                                                              ============                  ============

EARNINGS PER SHARE
   Basic earnings per share                                    $       1.65   $       1.54   $       1.17   $       0.93
                                                               ============   ============   ============   ============
   Diluted earnings per share                                  $       1.65   $       1.54   $       1.17   $       0.93
                                                               ============   ============   ============   ============


The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated October 16, 2003)               (Concluded)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
(UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(In Thousand New Taiwan Dollars)
================================================================================

                                                                                2003             2002
                                                                          --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                              $  31,256,349    $  19,057,517
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                           46,290,739       41,540,962
      Deferred income taxes                                                    2,074,257        4,967,904
      Investment loss recognized by equity method--net                           343,951        3,554,173
      Loss on property, plant, and equipment, and idle assets                  1,430,763               --
      Loss (gain) on sales of long-term investments--net                  (       66,428)           2,509
      Gain on disposal of property, plant and equipment--net              (       56,579)  (      136,371)
      Pension cost accrued                                                       323,322          323,211
      Allowance for doubtful receivables                                          91,535           49,481
      Allowance for sales returns and others                              (      307,925)         155,445
      Changes in operating assets and liabilities:
         Decrease (increase) in:
            Receivables from related parties                              (    5,111,577)  (   10,611,798)
            Notes receivable                                                      16,531          145,693
            Accounts receivable                                           (    3,209,496)       9,332,721
            Inventories--net                                              (    1,473,119)  (    4,817,040)
            Other financial assets                                        (      222,682)  (      359,700)
            Prepaid expenses and other current assets                          1,326,149          459,316
         Increase (decrease) in:
            Payables to related parties                                        1,323,401          747,658
            Accounts payable                                                     747,397        3,521,702
            Accrued expenses and other current liabilities                     2,408,255        2,434,440
                                                                          --------------   --------------

         Net cash provided by operating activities                            77,184,843       70,367,823
                                                                          --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in short-term investments--net                                (   11,664,302)              --
   Acquisitions of:
      Long-term investments                                               (    1,050,942)  (    9,025,004)
      Property, plant and equipment                                       (   24,415,743)  (   36,580,635)
   Proceeds from disposal of:
      Property, plant and equipment                                              158,858          443,502
      Long-term investments                                                      458,308              938
   Increase in deferred charges                                           (    1,792,664)  (    2,995,792)
   Decrease in refundable deposits                                               256,066          193,765
   Decrease in other assets--miscellaneous                                         9,250               --
                                                                          --------------   --------------

         Net cash used in investing activities                            (   38,041,169)  (   47,963,226)
                                                                          --------------   --------------

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------


                                                                                2003            2002
                                                                          --------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of (repayment on) bonds payable                 ($   4,000,000)   $  15,000,000
   Redemption of preferred stock                                          (   13,000,000)              --
   Decrease in guarantee deposits                                         (      556,202)  (    5,703,001)
   Remuneration to directors and supervisors                              (       58,485)  (      133,848)
   Cash dividends paid for preferred stock                                (      455,000)  (      455,000)
                                                                          --------------   --------------

         Net cash provided by (used in) financing activities              (   18,069,687)       8,708,151
                                                                          --------------   --------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                                     21,073,987       31,112,748

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                            61,656,795       33,403,706
                                                                          --------------   --------------

CASH AND CASH EQUIVALENTS, END OF THE PERIOD                               $  82,730,782    $  64,516,454
                                                                          ==============   ==============

SUPPLEMENTAL INFORMATION
   Interest paid (excluding the amounts capitalized of NT$4,020 thousand
     and NT$112,245 thousand in 2003 and 2002, respectively) (Note 8)      $     687,283    $     383,213
                                                                          ==============   ==============
   Income tax paid                                                         $       2,500    $      74,551
                                                                          ==============   ==============
   Non-cash investing and financing activities:
      Reclassification of parent company stock held by subsidiaries from
        long-term investments to treasury stock                            $          --    $   1,914,700
                                                                          ==============   ==============
      Credit balances of long-term investments reclassified as part of
        other current liabilities                                          $          --    $      63,568
                                                                          ==============   ==============
      Current portion of bonds                                             $          --    $   9,000,000
                                                                          ==============   ==============
      Current portion of other long-term payables                          $   1,228,568    $     531,774
                                                                          ==============   ==============


The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated October 16, 2003)               (Concluded)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)
(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)
================================================================================


1.   GENERAL

     Taiwan Semiconductor Manufacturing Company Ltd. (The Company or TSMC), a Republic of China corporation, was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange
     (NYSE) in the form of American Depositary Shares (ADSs).

     TSMC is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are presented in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China. Significant accounting policies are summarized as follows:

     Classification of Current and Non-current Assets and Liabilities

     Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

     Cash Equivalents

     Government bonds under repurchase agreements acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

     Short-term Investments

     Short-term investments are carried at the lower of cost or market value. The market values of funds and government bonds are determined by the net asset value of the open-end funds and the daily-volume-weighted-average yield/price conversion of GreTai Securities Market, respectively. The costs of investments sold are determined by the specific identification method.

     Allowance for Doubtful Receivables

     Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables. We determine the amount of allowance for doubtful accounts by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies.

     Revenue Recognition and Allowance for Sales Returns and Others

     The four criteria that we use to recognize revenue are the existence of evidence of a contractual arrangement, whether delivery or performance has occurred, whether the selling price is fixed or determinable and whether collectibility is reasonably assured. Allowance for sales returns and others is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

     Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

     Inventories

     Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts. The scrap and slow-moving items are recognized as inventory reserve.

     Long-term Investments

     Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company's proportionate share in the net income or net loss of investee companies is recognized as components of the "investment income/loss recognized by equity method--net" account. When acquiring shares of stock, the difference between the cost of investment and the Company's proportionate share of investee's net book value is amortized using straight-line method over five years, and is also recorded as a components of the "investment income/loss recognized by equity method--net". The Company adopted Statements of Financial Accounting Standards (SFAS) No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to reclassify its capital stock held by its subsidiaries from short/long-term investments to treasury stock.

     When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to "capital surplus" as well as the "long-term investments" accounts. In the event an investee uses its capital surplus (excluding reserve for asset revaluation) to offset its accumulated deficit, the Company will also record a corresponding entry equivalent to its proportionate share of the investee's adjustment. If an investee's functional currency is a foreign currency, "cumulative translation adjustments" would result from the process of translating the investee's financial statements into the functional currency of the Company.

     Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor increase of long-term investments but recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount debited to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying values of investments with no quoted market price are reduced to reflect an other than temporary decline in their values with the related impairment loss charged to income.

     Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount debited to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

     The costs of investments sold are determined using the weighted-average method.

     If an investee company has an unrealized loss on a long-term investment evaluated using the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders' equity.

     Gains or losses on transactions with investee companies wherein the Company owns at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the Company's ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

     Property, Plant and Equipment, Assets Leased to Others and Idle Assets

     Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When significant impairment loss occurs, the related assets are stated at the lower of fair value or the book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred.

     Depreciation is computed using the straight-line method over the following estimated service lives: buildings--10 to 20 years; machinery and equipment--5 years; and office equipment--3 to 5 years.

     Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, and with any gain or loss is charged to income in the period of disposal.

     Goodwill

     Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

     Deferred Charges

     Deferred charges consist of software and system design costs, technology know-how, bond issuance costs and technology license fees. The amounts are amortized as follows: Software and system design costs--3 years, technology know-how--5 years, bond issuance costs--the term of the bonds, technology license fee--the shorter of the estimated life of the technology or the term of the technology transfer contract.

     Pension Costs

     Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain are amortized over 25 years.

     Deferred Gain on Sale and Leaseback

     The gain on the sale of property that is simultaneously leased back is deferred by the Company. This deferred gain on sales and leaseback transactions is amortized as follows: operating leases--adjustment of rental expenses over the term of the leases.

     Casualty Loss

     Casualty losses mainly caused from the March 31, 2002 earthquake are recorded when incurred and any insurance recoveries are recorded when probable up to the amount of the loss. Recoveries in excess of the amount of the loss are recorded when realized.

     Income Tax

     The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

     Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, marketing expenses for international branding, investments in important technology-based enterprise are recognized using the current method.

     Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

     As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is the year subsequent to the year incurred.

     Foreign Currency Transactions

     Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

     Derivative Financial Instruments

     The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate and the resulting differences are charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

     The Company enters into interest rate swap transactions to manage exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

     The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

     Reclassification

     Certain accounts in the financial statements as of and for the nine months ended September 30, 2002 have been reclassified to conform to the financial statements as of and for the nine months ended September 30, 2003.

3.   NEW ACCOUNTING PRONOUNCEMENTS

     In accordance with the SFAS No. 30, "Accounting for Treasury Stock" and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by its subsidiaries from long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company's subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$1,914,700 thousand as of September 30, 2002, and the decrease in net income for the nine months ended September 30, 2002 by NT$43,036 thousand.

4.   CASH AND CASH EQUIVALENTS                        September 30
                                             -----------------------------
                                                  2003            2002
                                             -------------   -------------
Cash and bank deposits                       $  79,403,491   $  60,877,986
Government bonds acquired under repurchase
 agreements                                      3,327,291       3,638,468
                                             -------------   -------------
                                             $  82,730,782   $  64,516,454
                                             =============   =============

5.   SHORT-TERM INVESTMENTS                                        September 30,
                                                                       2003
                                                                   -------------
Government bonds                                                   $   7,437,502
Money market funds                                                     2,026,800
Government bonds acquired under repurchase agreements                  1,200,000
Bond funds                                                             1,000,000
                                                                   -------------
                                                                   $  11,664,302
                                                                   =============
Market value                                                       $  11,664,302
                                                                   =============

6.   INVENTORIES--NET                           September 30
                                     -------------------------------
                                            2003            2002
                                     --------------   --------------

Finished goods                        $   2,535,207    $   4,237,870
Work in process                           9,891,487        9,394,591
Raw materials                               373,404          365,558
Supplies and spare parts                    712,492          809,486
                                     --------------   --------------
                                         13,512,590       14,807,505
Less--inventory reserve              (    1,699,135)  (    1,486,047)
                                     --------------   --------------
                                      $  11,813,455    $  13,321,458
                                     ==============   ==============

7.   LONG-TERM INVESTMENTS                                                  September 30
                                                      -----------------------------------------------------
                                                                 2003                       2002
                                                      --------------------------  -------------------------
                                                                         % of                        % of
                                                        Carrying        Owner-       Carrying       Owner-
                                                         Value           ship         Value          ship
                                                      -------------   ----------  --------------   --------
Shares of stock
---------------------------------------------------
Equity method:
   TSMC International Investment Ltd. (TSMC
     International)                                   $  21,646,213         100    $  24,352,833        100
   TSMC Partners Ltd. (TSMC Partners)                     4,089,066         100        3,621,330        100
   Vanguard International Semiconductor Corporation
     (VIS)                                                3,968,395          28        2,803,855         25
   Systems on Silicon Manufacturing Company Pte
     Ltd. (SSMC)                                          2,616,143          32        3,308,020         32
   Emerging Alliance Fund LLP (Emerging Alliance)           755,364          99          787,482         99
   Global UniChip Corp. (GUC)                               377,758          47               --         --
   TSMC North America (TSMC--North America)                 286,061         100          170,252        100
   TSMC Japan K. K. (TSMC--Japan)                            97,567         100           90,537        100
   Chi Cherng Investment Ltd. (Chi Cherng)                   43,028          36           62,379         25
   Hsin Ruey Investment Ltd. (Hsin Ruey)                     41,787          36           62,779         25
   Taiwan Semiconductor Manufacturing Company
     Europe B.V. (TSMC--Europe)                              10,921         100            9,536        100
   Chi Hsin Investment Ltd. (Chi Hsin)                           --          --           23,164         25
                                                      -------------               --------------
                                                         33,932,303                   35,292,167
                                                      -------------               --------------
Cost method:
   Publicly traded stock
      Taiwan Mask Corp.                                      32,129           2           32,129          2
      Amkor Technology                                           --          --          280,748         --
      Monolithic System Tech.                                     --          --          104,289          2
   Non-publicly traded stock
      United Gas Co., Ltd.                                  193,584          11          193,584         11
      Shin-Etsu Handotai Taiwan Company Ltd.                105,000           7          105,000          7
      Hon Tung Venture Capital                               83,916          10          150,000         10
      W.K. Technology Fund IV                                50,000           2           50,000          2
                                                      -------------               --------------
                                                            464,629                      915,750
                                                      -------------               --------------
Funds
---------------------------------------------------
Horizon Ventures                                            229,669          --          160,599         --
Crimson Asia Capital                                         42,355          --           39,000         --
                                                      -------------               --------------
                                                            272,024                      199,599
                                                      -------------               --------------
                                                         34,668,956                   36,407,516
Less--allowance for losses                                       --               (       58,588)
                                                      -------------               --------------
                                                      $  34,668,956                $  36,348,928
                                                      =============               ==============
Credit balances of long-term investments
---------------------------------------------------
Presented as part of other current liabilities:
   Kung Cherng Investment Ltd. (Kung Cherng)          $          --          --    $      44,043         25
   Cherng Huei Investment Ltd. (Cherng Huei)                     --          --           15,008         25
   Po Cherng Investment Ltd. (Po Cherng)                         --          --            4,517         25
                                                      -------------               --------------
                                                      $          --                $      63,568
                                                      =============               ==============

     On January 8, 2003, the Company's investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share. In this round of equity offering, the Company purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

     The Company's investees, Hsin Ruey, Chi Hsin and Kung Cherng were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, The Company's investees, Chi Cherng, Cherng Huei and Po Cherng were merged on October 30, 2002 with Chi Cherng as the surviving company. The mergers were accounted for as a pooling of interest. The Company's ownership is approximately 36% in Hsin Ruey and approximately 36% in Chi Cherng subsequent to the merger.

     The Company established Ya Xin Technology (Ya Xin) in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

     The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the reviewed financial statements of the investees in the same periods. The investment gains or (losses) of investee companies consisted of the following:

                            Nine Months Ended
                               September 30
                     ------------------------------
                           2003             2002
                     -------------    -------------
SSMC                 ($    442,182)   ($    995,619)
Emerging Alliance         (162,985)   (     124,625)
TSMC Partners              194,235          832,608
TSMC-North America         113,249          124,116
TSMC International          21,128    (   2,807,426)
Others               (      67,396)   (     583,227)
                     -------------    -------------
                     ($    343,951)   ($  3,554,173)
                     =============    =============

     The market values of publicly traded stocks accounted for the cost method were $157,995 thousand and $359,217 thousand as of September 30, 2003 and 2002, respectively.

8.   PROPERTY, PLANT AND EQUIPMENT

     Accumulated depreciation consisted of the following:

                                                           September 30
                                                 -------------------------------
                                                      2003             2002
                                                 --------------   --------------
Buildings                                        $   27,881,029   $   20,544,762
Machinery and equipment                             202,126,641      154,332,010
Office equipment                                      3,602,265        2,927,868
                                                 --------------   --------------
                                                 $  233,609,935   $  177,804,640
                                                 ==============   ==============

     Information on the status of the expansion or construction plans of the Company's manufacturing facilities as of September 30, 2003 is as follows:

                    Estimated                     Actual Date
 Construction/      Complete      Accumulated     of Starting         Expected Date of
Expansion Plan       Cost         Expenditures    Operations       Starting Operations
---------------   -------------   -------------   -----------   ----------------------------------
Fab 12--Phase 1   $  80,318,400   $  72,466,500    March 2002                                   --
Fab 14--Phase 1      30,411,000      10,586,900            --   2/nd/ half of 2004 at the earliest

     Interest expenses (before deducting capitalized amounts of NT$4,020 thousand and NT$112,245 thousand for the nine months ended September 30, 2003 and 2002, respectively) were NT$1,327,530 thousand and NT$1,746,062 thousand for the nine months ended September 30, 2003 and 2002, respectively. The interest rate used for calculating the capitalized amount was 5.283% for the nine months ended September 30, 2003 and 2002, respectively.

9.   DEFERRED CHARGES--NET                                  September 30
                                                     ---------------------------
                                                         2003           2002
                                                     ------------   ------------
Technology license fees                              $  5,396,897   $  5,404,989
Software and system design costs                        2,844,212      2,845,705
Others                                                    174,248        127,967
                                                     ------------   ------------
                                                     $  8,415,357   $  8,378,661
                                                     ============   ============

10.  BONDS                                                                         September 30
                                                                           -----------------------------
                                                                              2003              2002
                                                                           -------------   -------------
Domestic unsecured bonds:
   Issued in March 1998 and payable in March 2003 in one lump
     sum payment, 7.71% annual interest payable semi-annually              $          --   $   4,000,000
   Issued in October 1999 and payable in October 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually,
     respectively                                                              5,000,000      10,000,000
   Issued in December 2000 and payable in December 2005 and 2007 in two installments, 5.25% and 5.36% annual interest payable annually,
     respectively                                                             15,000,000      15,000,000
   Issued in January 2002 and payable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% annual interest payable
     annually, respectively                                                   15,000,000      15,000,000
                                                                           -------------   -------------
                                                                           $  35,000,000   $  44,000,000
                                                                           =============   =============

     As of September 30, 2003, future principal payments for the Company's bonds are as follows:

Year of Repayment                                                      Amount
-------------------                                                -------------
2004                                                               $   5,000,000
2005                                                                  10,500,000
2007                                                                   7,000,000
2008 and thereafter                                                   12,500,000
                                                                   -------------
                                                                   $  35,000,000
                                                                   =============

11.  OTHER LONG-TERM PAYABLES

     The  Company  entered  into  several  license   arrangements   for  certain
     semiconductor-related patents. Future payments under the agreements as of September 30, 2003 are as follows:

          Year                                                         Amount
-------------------------                                           ------------
October to December, 2003                                           $    631,594
2004                                                                   1,257,373
2005                                                                     990,184
2006                                                                     456,030
2007                                                                     472,920
2008 and thereafter                                                    1,080,960
                                                                    ------------
                                                                    $  4,889,061
                                                                    ============

12.  PENSION PLAN

     The Company has a pension plan for all regular employees that provides benefits based on length of service and average monthly salary for the six-month period prior to retirement.

     The Company contributes at an amount equal to 2% of salaries paid every month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee's name in the Central Trust of China.

     The changes in the plan assets and unfunded accrued pension cost for the nine months ended September 30, 2003 and 2002 are summarized as follows:

                                               Nine Months Ended
                                                  September 30
                                       -------------------------------
                                              2003           2002
                                       --------------   --------------
Plan assets
   Balance, beginning of the period     $     993,404    $     804,437
   Contribution                               136,240          128,981
   Interest                                    20,682           29,606
   Payment                             (        3,473)  (        5,360)
                                       --------------   --------------
   Balance, end of the period           $   1,146,853    $     957,664
                                       ==============   ==============
Unfunded accrued pension cost
   Balance, beginning of the period     $   2,210,542    $   1,854,853
   Accruals                                   323,322          326,461
   Payment                                       --     (        3,250)
                                       --------------   --------------
   Balance, end of the period           $   2,533,864    $   2,178,064
                                       ==============   ==============

13.  INCOME TAX

     a. A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense before income tax credits is shown below:

                                                  Nine Months Ended
                                                    September 30
                                             ---------------------------
                                                 2003           2002
                                             ------------   ------------
Income tax expense based on income
 before income tax at statutory rate (25%)    $ 8,365,053    $ 6,008,686
Tax-exempt income                            (  3,598,750)  (  1,818,250)
Temporary and permanent differences          (    334,828)        231,984
                                             ------------   ------------
Current income tax expense before income
 tax credits                                  $ 4,431,475    $ 4,422,420
                                             ============   ============

     b.  Income tax expense consists of:

Current income tax expense before income
 tax credits                                  $ 4,431,475    $ 4,422,420
Additional 10% tax on the unappropriated
 earnings                                       1,271,759        162,938
Income tax credits                           (  5,703,234)  (  4,585,358)
Other income tax                                    2,500          9,321
                                             ------------   ------------
Income tax expense                                  2,500          9,321
Net change in deferred income tax
 liabilities (assets)
   Investment tax credits                    (  1,351,106)  (  2,643,301)
   Temporary differences                          340,310        315,247
   Valuation allowance                          3,212,157      7,295,958
                                             ------------   ------------
                                              $ 2,203,861    $ 4,977,225
                                             ============   ============

     c.  Deferred income tax assets (liabilities) consist of the following:

                                                     September 30
                                            -----------------------------
                                                 2003            2002
                                            -------------   -------------
Current:
   Investment tax credits                    $  2,117,000    $  2,125,541
                                            =============   =============
Noncurrent:
   Investment tax credits                    $ 25,801,759    $ 24,575,221
   Temporary differences                    (   3,906,151)  (   2,809,002)
   Valuation allowances                     (  13,054,298)  (  10,337,594)
                                            -------------   -------------
                                             $  8,841,310    $ 11,428,625
                                            =============   =============

     d.  Integrated income tax information:

         The balances of the imputation credit account as of September 30, 2003 and 2002 were NT$14,748 thousand and NT$8,809 thousand, respectively.

         The expected and actual creditable ratio for 2002 and 2001 were 0.08% and 0.04%, respectively.

         The imputation credits allocated to the shareholders are based on its balance as of the date of dividend distribution. The expected creditable ratio for 2002 may be adjusted when the distribution of the imputation credits are made.

     e. All retained earnings generated prior to December 31, 1997 were appropriated as of September 30, 2003 and 2002.

     f. As of September 30, 2003, investment tax credits consisted of the following:

                                                           Total          Remaining
                                                         Creditable       Creditable    Expire
    Regulation                     Items                  Amounts          Amounts       Year
---------------------   -----------------------------   -------------   -------------   ------
Statute for Upgrading   Purchase of machinery and       $   4,754,787   $   1,798,490   2003
 Industries              equipment                          8,203,530       5,955,336   2004
                                                            3,806,346       3,806,346   2005
                                                            4,884,533       4,884,533   2006
                                                              975,381         975,381   2007
                                                        -------------   -------------
                                                        $  22,624,577   $  17,420,086
                                                        =============   =============

Statute for Upgrading   Research and development        $     671,545   $     190,359   2003
 Industries              expenditures                       1,974,321       1,974,321   2004
                                                            3,111,472       3,111,472   2005
                                                            3,322,453       3,322,453   2006
                                                            1,454,138       1,454,138   2007
                                                        -------------   -------------
                                                        $  10,533,929   $  10,052,743
                                                        =============   =============

Statute for Upgrading   Personnel training              $      16,104   $       4,285   2003
 Industries                                                    43,265          43,265   2004
                                                               28,886          28,886   2005
                                                               27,311          27,311   2006
                                                        -------------   -------------
                                                        $     115,566   $     103,747
                                                        =============   =============

Statute for Upgrading   Marketing expenses for
 Industries              international branding         $         318   $          --   2003
                                                        =============   =============

Statute for Upgrading   Investments in important        $       5,420   $          --   2003
 Industries              technology-based enterprise          203,319         203,319   2004
                                                              138,864         138,864   2005
                                                        -------------   -------------
                                                        $     347,603   $     342,183
                                                        =============   =============

     g. The sales generated from the following expansion and construction of the Company's manufacturing plants are exempt from income tax:

                                                         Tax-Exemption Period
                                                         --------------------
         Construction of Fab 6                               2001 to 2004
         Construction of Fab 8--module B                     2002 to 2005
         Expansion of Fab 2--modules A and B, Fab 3,
          Fab 4, Fab 5 and Fab 6                             2003 to 2006

     h. The tax authorities have examined income tax returns of the Company through 1999. However, the Company is contesting the assessment by the tax authority for 1992, 1993, 1997 and 1998.

14.  LABOR COST, DEPRECIATION AND       Nine Months Ended September 30, 2003
     AMORTIZATION EXPENSE          ---------------------------------------------
                                                   Classified as
                                   Classified as     Operating
                                   Cost of Sales      Expense          Total
                                   -------------   -------------   -------------
     Labor cost
       Salary                      $   5,437,931   $   2,273,059   $   7,710,990
       Labor and health insurance        349,560         174,175         523,735
       Pension                           306,331         152,956         459,287
       Other                             160,399          84,203         244,602
     Depreciation                     41,815,245       1,735,170      43,550,415
     Amortization                      1,074,049       1,807,137       2,881,186
                                   -------------   -------------   -------------
                                   $  49,143,515   $   6,226,700   $  55,370,215
                                   =============   =============   =============

                                       Nine Months Ended September 30, 2002
                                   ---------------------------------------------
                                                   Classified as
                                   Classified as     Operating
                                   Cost of Sales      Expense          Total
                                   -------------   -------------   -------------
     Labor cost
       Salary                      $   4,902,475   $   2,274,317   $   7,176,792
       Labor and health insurance        307,148         155,196         462,344
       Pension                           303,724         153,427         457,151
       Other                             134,976         105,576         240,552
     Depreciation                     37,617,233       1,836,251      39,453,484
     Amortization                        574,379       1,472,699       2,047,078
                                   -------------   -------------   -------------
                                   $  43,839,935   $   5,997,466   $  49,837,401
                                   =============   =============   =============

15.  SHAREHOLDERS' EQUITY

     Capital, Capital Surplus and Retained Earnings

     The Company has issued a total of 485,898 thousand ADSs which were traded on the NYSE as of September 30, 2003. The total number of common shares represented by all issued ADSs is 2,429,491 thousand shares (one ADS represents five common shares).

     On October 8, 2003, the Board of Director approved the Company's sponsorship of the offering by certain existing shareholders of up to 500,000 thousand common shares in the form of ADSs. As of October 16, 2003, the offering was not effective as of SFC's approval.

     Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital stock as stock dividends.

     The Company's Articles of Incorporation provide that the following shall be appropriated from annual earnings if in excess of any cumulative deficit:

     a. 10% legal reserve; until the accumulated legal reserve has equaled the total paid-in capital of the Company;

     b.  Special reserve in accordance with relevant laws or regulations;

     c. Remuneration to directors and supervisors and bonus to employees equals to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonus may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

     d. Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, the Company amended its Articles of Incorporation on June 3, 2003, to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

     e. The appropriation of any remaining balance shall be approved by the shareholders.

     Dividends are distributed in shares of common stock or a combination of cash and common stock. Since the Company is in a capital-intensive industry and is currently in the growth stage of its operation, distributions of profits is made preferably in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

     Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

     The appropriation for legal reserve is made until the reserve equals the aggregate par value of the Company's outstanding capital stock. The reserve can only be used to offset a deficit or be distributed to capital stock as a stock dividend up to half of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.

     A special reserve equivalent to the debit balance of any account shown in the shareholder's equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries), other than the deficit, shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the SFC. The special reserve is allowed to be appropriated when the debit balance of such accounts is reversed.

     The appropriations of the earnings of 2002 and 2001 were approved in the shareholders' meeting on June 3, 2003 and May 7, 2002, respectively. The appropriations and dividend per share are as follows:

                                                 Appropriation of Earnings           Dividend Per Share (NT$)
                                              -------------------------------    -------------------------------
                                                For Fiscal       For Fiscal        For Fiscal       For Fiscal
                                                Year 2002        Year 2001         Year 2002        Year 2001
                                              --------------   --------------    --------------   --------------

Legal reserve                                 $    2,161,029    $   1,448,317    $           --   $           --
Special reserve                                       68,945   (      349,941)               --               --
Bonus paid to employees--in stock                  1,539,013        1,070,783                --               --
Preferred stock dividend--in cash                    455,000          455,000              0.35             0.35
Common stock dividend--in stock                   14,898,309       16,832,553              0.80             1.00
Remuneration to directors and supervisors--
 in cash                                              58,485          133,848                --               --
                                              --------------   --------------
                                              $   19,180,781    $  19,590,560
                                              ==============   ==============

     The above appropriation of the earnings in fiscal year 2002 and 2001 is consistent with the resolution of the meetings of board of directors on March 4, 2003 and March 26, 2002, respectively. If the above employee bonus and remuneration to directors and supervisors were paid in cash and charged against income for 2002 and 2001, the basic earnings per share for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of the Company's total outstanding common shares as of December 31, 2002 and 2001, respectively.

     The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

     Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated as of January 1, 1998. An imputation credit account is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

     Employee Stock Option Plans

     On June 25, 2002, the SFC approved the Company's Employee Stock Option Plan (the Plan). The Plan provides qualified employees with 100,000 thousand units of option rights with each unit representing one common share of stock. The option rights are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the Plan, stock options are granted at an exercise price equal to the closing price of the Company's common shares listed on the TSE on the date of grant. Under the Plan, there were 50,378 thousand option rights that had never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired on September 30, 2003.

     Information as of September 30, 2003 with respect to stock option rights activities under the Plan is as follows:

                               Outstanding Option Rights
                              -----------------------------
                                Number of       Range of
                              Option Rights     Exercise
                              (in Thousand)    Price (NT$)
                              -------------   -------------
Balance, January 1, 2003             19,369     46.86-48.70
Options granted                      32,031     38.23-53.76
Options cancelled             (       1,778)    38.23-53.76
                              -------------
Balance, September 30, 2003          49,622
                              =============

     The aforementioned number of outstanding option rights and exercise prices have been adjusted, taken stock dividends into consideration, in accordance with the Plan.

     On September 2, 2003, the Board of Directors approved the 2003 employee stock option plan (the 2003 Plan). The maximum number of shares authorized to be granted is 120,000 thousand option rights. As of October 16, 2003, the 2003 Plan is in the process of SFC's approval.

     Preferred Stock

     The Company issued 1,300,000 thousand shares of unlisted Series A--preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company's Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

     The following are the rights of the preferred shareholders and the related terms and conditions prior to redemption:

     Preferred shareholders

     a. are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

     b. are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

     c. have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

     d.  have voting rights similar to that of the holders of common shares.

     e. have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company's related obligations remain the same until the preferred shares are redeemed by the Company.

16.  TREASURY STOCK (COMMON STOCK)

                                                                         (Shares in Thousand)
                                                   Beginning                         Ending
                Purpose                             Shares    Dividend     Sell      Shares
------------------------------------------------   ---------  --------   --------   ---------
Nine months ended September 30, 2003
------------------------------------
Reclassification of parent company stock held by
 subsidiaries from long-term investment               42,001     3,357      4,574     40,784
                                                   =========  ========   ========   =========
Nine months ended September 30, 2002
------------------------------------
Reclassification of parent company stock held by
 subsidiaries from long-term investment               39,270     3,818      1,087     42,001
                                                   =========  ========   ========   =========

     Proceeds from the sale of treasury stock for the nine months ended September 30, 2003 and 2002 were NT$318,850 thousand and NT$96,501 thousand, respectively. As of September 30, 2003 and 2002, the book value of the treasury stock was NT$1,643,404 thousand and NT$1,914,700 thousand, respectively; the market value was NT$2,776,198 thousand and NT$1,956,454 thousand, respectively. Capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

17.  EARNINGS PER SHARE

     Earnings per share (EPS) is computed as follows:

                                                                                                           EPS (NT$)
                                                    Amounts (Numerator)                         -------------------------------
                                             -------------------------------      Shares           Before           After
                                                 Before           After        (Denominator)       Income           Income
                                               Income Tax       Income Tax      (Thousand)           Tax             Tax
                                             --------------   --------------   --------------   --------------   --------------
Nine months ended September 30, 2003
------------------------------------
Net income                                    $  33,460,210    $  31,256,349
Less--preferred stock dividends              (      184,493)  (      184,493)
                                             --------------   --------------
Basic earnings per share
   Income available to common shareholders    $  33,275,717    $  31,071,856       20,222,602   $         1.65   $         1.54
                                                                                                ==============   ==============
   Effect of diluted securities--stock
    options                                              --               --            4,246
                                             --------------   --------------   --------------
Diluted earnings per share
   Income available to common shareholders    $  33,275,717    $  31,071,856       20,226,848   $         1.65   $         1.54
                                             ==============   ==============   ==============   ==============   ==============

Nine months ended September 30, 2002
------------------------------------
Net income                                    $  24,034,742    $  19,057,517
Less--preferred stock dividends              (      340,315)  (      340,315)
                                             --------------   --------------
Basic and diluted earnings per share
   Income available to common shareholders    $  23,694,427    $  18,717,202       20,220,989   $         1.17   $         0.93
                                             ==============   ==============   ==============   ==============   ==============

     The potential common shares issuable under the employee stock option plan (see Note 15) are included in the denominator of the diluted EPS computation by using the treasury stock method under the SFAS No. 24, "Earnings Per Share", but such shares resulted in a non-dilutive per share amount for the nine months ended September 30, 2002. The average number of shares outstanding for the EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the nine months ended September 30, 2002 to decrease from NT$1.28 to NT$1.17 and NT$1.01 to NT$0.93, respectively.

18.  RELATED PARTY TRANSACTIONS

     The Company engages in business transactions with the following related parties:

     a. Industrial Technology Research Institute (ITRI); one of whose directors is the Chairman of the Company

     b. Koninklijke Philips Electronics N.V. (Philips); a major shareholder of the Company

     c.  Subsidiaries

         TSMC--North America
         TSMC--Europe
         TSMC--Japan

     d.  Investees

         VIS
         SSMC
         GUC

     e.  Indirect subsidiaries

         WaferTech, LLC (WaferTech)
         TSMC Technology

     The transactions with the aforementioned parties in addition to those disclosed in other notes, are summarized as follows:

                                           Nine Months Ended September 30
                                    --------------------------------------------
                                             2003                    2002
                                    ---------------------   --------------------
During the period                      Amount        %         Amount        %
---------------------------------   ------------   ------   ------------   -----
Sales
   TSMC--North America              $ 84,777,377       58   $ 69,807,307      57
   Philips and its affiliates          2,370,142        2      2,005,606       2
   GUC                                   465,626       --        334,171      --
   ITRI                                   29,856       --         55,854      --
   SSMC                                    1,151       --          7,018      --
   VIS                                        19       --         92,119      --
   WaferTech                                  --       --          1,152      --
                                    ------------   ------   ------------   -----
                                    $ 87,644,171       60   $ 72,303,227      59
                                    ============   ======   ============   =====
Purchases
   WaferTech                        $  7,815,373       35   $  7,782,809      42
   SSMC                                3,805,999       17      1,832,217      10
   VIS                                 3,454,704       16      2,500,777      13
                                    ------------   ------   ------------   -----
                                    $ 15,076,076       68   $ 12,115,803      65
                                    ============   ======   ============   =====
Operating expense--rental
   ITRI                             $         --       --   $     40,401       4
                                    ============   ======   ============   =====
Manufacturing expenses--technical
 assistance fee Philips             $  2,250,285        3   $  2,174,810       3
                                    ============   ======   ============   =====
Marketing expenses--commission
   TSMC--Japan                      $    158,717       17   $    158,855      18
   TSMC--Europe                          111,780       12         89,396      10
                                    ------------   ------   ------------   -----
                                    $    270,497       29   $    248,251      28
                                    ============   ======   ============   =====
Sale of property, plant, and
 equipment VIS                      $      8,098        5   $         --      --
                                    ============   ======   ============   =====
Non-operating income and gain
   SSMC (technical service income
   mainly)                          $    119,041        8   $     85,159       6
   WaferTech                               1,528       --          1,226      --
   VIS                                       271       --             --      --
                                    ------------   ------   ------------   -----
                                    $    120,840        8   $     86,385       6
                                    ============   ======   ============   =====
                                                                     (Continued)

                                                September 30
                                --------------------------------------------
                                         2003                    2002
                                ---------------------   --------------------
At end of the period                Amount       %         Amount        %
-----------------------------   ------------   ------   ------------   -----
Receivables
   TSMC--North America          $ 14,337,121       94   $ 10,780,498      97
   Philips and its affiliates        752,568        5        278,788       2
   VIS                                95,111        1         41,848      --
   GUC                                86,093       --         85,722       1
   TSMC Technology                    12,103       --         10,517      --
   SSMC                               11,176       --          7,176      --
   ITRI                                  893       --         16,636      --
   WaferTech                              --       --            196      --
                                ------------   ------   ------------   -----
                                $ 15,295,065      100   $ 11,221,381     100
                                ============   ======   ============   =====
Payables
   Philips and its affiliates   $  1,481,653       39   $  1,370,101      49
   WaferTech                         964,659       26        569,778      20
   VIS                               796,865       21        648,203      23
   SSMC                              501,281       14        168,729       6
   TSMC--Japan                        16,860       --         24,636       1
   TSMC--Europe                       16,076       --         27,519       1
   TSMC Technology                     7,027       --         10,821      --
   TSMC--North America                 5,978       --         10,477      --
                                ------------   ------   ------------   -----
                                $  3,790,399      100   $  2,830,264     100
                                ============   ======   ============   =====
Refundable deposits--VIS        $    260,992       91   $    550,660      95
                                ============   ======   ============   =====

     Except for WaferTech and TSMC--North America, sales to related parties are based on normal selling prices and collection terms. The payables to WaferTech represent the purchase of finished goods. The purchase prices of finished goods were determined in accordance with the related contractual agreements. The selling prices to TSMC--North America are approximately 99% of the comparable selling prices to third parties and the payment terms are thirty days from the date of invoice, which is not significantly different from payment terms with third parties.

19.  SIGNIFICANT LONG-TERM OPERATING LEASES

     The Company leases land from the Science-Based Industrial Park (SBIP) Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

Future remaining lease payments are as follows:

          Year                             Amount
-------------------------               ------------
October to December, 2003               $     57,612
2004                                         230,449
2005                                         230,449
2006                                         230,449
2007                                         230,449
2008                                         206,406
2009 and thereafter                        1,586,359
                                        ------------
                                        $  2,772,173
                                        ============

20.  SIGNIFICANT COMMITMENTS AND CONTINGENCIES

     The significant commitments and contingencies as of September 30, 2003 are as follows:

     a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees at a percentage of net sales (as defined in the agreement) with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts the Company pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

     b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company's production capacity.

     c. Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

     d. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers who have made guarantee deposits to the Company. As of September 30, 2003, the Company has a total of US$24,929 thousand of guarantee deposits.

     e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore, and allowed the Company to invest in 32% of SSMC's capital. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

     f. The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

     g. The Company provided guarantees on loans amounting to US$200,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc. (TSMC Development), TSMC--North America and WaferTech, respectively.

     h. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for license of certain technology to National. The agreement will remain in force for ten years and will be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request additional technology transfers under the same terms and conditions as the terminated TTA through January 2008.

     i. The Company entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for the Company to manufacture certain logic devices or other technologies required by the Company's customers at selling prices agreed upon by the parties. The Company paid NT$1,200,000 thousand to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to the Company upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of September 30, 2003, the refundable deposit was NT$260,992 thousand.

     j. Starting from 2001, the Company entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability and deferred charges which is amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

     k. In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

     l. Amounts available under unused letter of credits as of September 30, 2003 were NT$6,480 thousand, EUR36 thousand and Singapore dollar $85 thousand.

     m. As of September 30, 2003, unused credit lines for short-term loans were NT$8,730,000 thousand and US$327,000 thousand.

     n. As of September 30, 2003, unused credit lines for long-term loans were NT$27,500 thousand.

21.  ADDITIONAL DISCLOSURES

     Following are the additional disclosures required by the SFC for TSMC and investees:

     a.   Financing provided: Please see Table 1 attached;

     b.   Endorsement/guarantee provided: Please see Table 2 attached;

     c.   Marketable securities held: Please see Table 3 attached;

     d. Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

     e. Acquisition of individual real estate at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

     f. Disposal of individual real estate at prices of at least NT$100 million or 20% of the paid-in capital: None;

     g. Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 6 attached;

     h. Receivables from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

     i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

     j.   Financial instrument transactions:

          1)   Derivative financial instruments

               The Company entered into derivative financial instrument transactions for the nine months ended September 30, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

               a) Outstanding forward exchange contracts as of September 30, 2003:

 Financial                                      Contract Amount (Nominal)
Instruments          Maturity Period              Amount) (in Thousand)
-----------   -----------------------------   ----------------------------

Sell          October 2003 to March 2004      US$        1,430,000(US$/NT$)
Buy           October 2003 to November 2003   EUR           38,000(EUR/US$)

                    As of September 30, 2003, receivables from forward exchange contracts (included in the "other financial assets" account) aggregate approximately NT$458,902 thousand, and payables from forward exchange contracts (included in the "other current liabilities" account) aggregate approximately NT$79,306 thousand. Net exchange gain for the nine months ended September 30, 2003 was NT$902,549 thousand.

                    The assets and liabilities related to the above forward exchange contracts are as follows:

                                         As of September 30,
    Assets and liabilities               2003 (in Thousand)
-----------------------------            -------------------
Time Deposit                             US$         845,544
Notes and accounts receivable            US$         731,587
Accounts payable                         EUR          87,261

               b)   Interest rate swaps

                    The Company has entered into interest rate swap contracts to manage exposures to rising interest rates on its floating rate long-term loans. Interest expense on these transactions for the nine months ended September 30, 2003 was NT$141,097 thousand.

                    Outstanding contracts as of September 30, 2003 were as follows:

                                                                Contract Amount
  Contract Date                  Period                          (in Thousand)
------------------   ---------------------------------------   -----------------
July 1, 1999         July 1, 1999 to June 28, 2004             US$        5,714
September 19, 2003   September 19, 2003 to December 15, 2005   NT$      500,000

               c)   Option contracts

                    The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen currency obligations for purchases of machinery and equipment.

                    As of September 30, 2003, there were no outstanding option contracts.

                    For the nine months ended September 30, 2003, the Company realized premium income of NT$50,273 thousand and premium expense of NT$204,056 thousand.

               d)   Transaction risk

                    i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

                    ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company's foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

                    iii) Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

                         As of September 30, 2003, the Company's future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

                                      Forward Exchange Contracts
                              -----------------------------------------
    Term                             Inflow               Outflow
---------------               --------------------   ------------------
                                  (In Thousand)        (In Thousand)
Within one year               NT$       48,639,807   US$      1,472,647
                              EUR           38,000

                          The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company's cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

          2)   Fair value of financial instruments:

                                            September 30, 2003            September 30, 2002
                                       ---------------------------   ----------------------------
                                         Carrying                     Carrying
Non-derivative financial instruments      Amount       Fair Value       Amount       Fair Value
------------------------------------   ------------   ------------   ------------   ------------

Assets
   Cash and cash equivalents           $ 82,730,782   $ 82,730,782   $ 64,516,454   $ 64,516,454
   Short-term investments                11,664,302     11,664,302             --             --
   Receivables from related parties      15,295,065     15,295,065     11,221,381    11, 221,381
   Notes and accounts receivable         12,748,652     12,748,652     10,570,082     10,570,082

                                                                     (Continued)

                                                          September 30, 2003             September 30, 2002
                                                      ----------------------------   -----------------------------
                                                        Carrying                        Carrying
                                                         Amount        Fair Value        Amount        Fair Value
                                                      ------------   -------------   -------------   -------------
   Other financial assets                             $  1,192,351    $  1,192,351    $  1,069,861    $  1,069,861
   Long-term investments (including credit
    balances of long-term investments)                  34,668,956      39,200,246      36,285,360      41,579,910
   Refundable deposits                                     287,403         287,403         579,147         579,147
Liabilities
   Payables to related parties                           3,790,399       3,790,399       2,830,264       2,830,264
   Accounts payable                                      5,596,631       5,596,631       4,645,596       4,645,596
   Payables to contractors and equipment suppliers       9,480,795       9,480,795      17,451,662      17,451,662
   Bonds payable (includes current portion)             35,000,000      35,641,304      44,000,000      44,168,116
   Other long-term payable (including current
    portion)                                             4,889,061       4,889,061       4,184,705       4,184,705
   Guarantee deposits                                      838,864         838,864       1,507,971       1,507,971
Derivative financial instruments
--------------------------------
Forward exchange contracts (buy)                            45,189          52,376   (       7,314)  (      19,182)
Forward exchange contracts (sell)                          334,407         540,975   (     251,607)  (     109,275)
Interest rate swaps                                             --   (       5,812)         25,425   (     230,675)
Option                                                          --              --              --   (     493,758)

               Fair values of financial instruments were determined as follows:

               a) The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

               b) Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

               c) Fair value of refundable deposits and guarantee deposits is based on carrying values.

               d) The fair value of bonds payable is the quoted market value. Fair value of other long-term payable is approximate to its carrying value.

               e) Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

               The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

          3)   Investment in Mainland China:

               The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the foregoing project and permitted direct investment in establishing TSMC-Shanghai. The Company entered into an investment related agreement with Shanghai Songjiang District People's Government on June 8, 2003. On August 4, 2003, TSMC-Shanghai has been established and is 100% held by the Company. TSMC-Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. The Company invested US$56,000 thousand on October 8, 2003.

                                                                         TABLE 1
                                                                         -------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

FINANCING PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

--------------------------------------------------------------------------------------------------------------
                                                                Maximum
                                                                Balance
                                                                for the       Ending
                                                                Period        Balance                Financing
                                              Financial         (US$ in       (US$ in     Interest    Reasons
No.    Financing Name     Counter-party   Statement Account    Thousand)     Thousand)      Rate      (Note 1)
--------------------------------------------------------------------------------------------------------------
 1   TSMC International  TSMC Technology  Other receivables  $    542,278   $   542,278       4.25%          2
                                                             (US$  16,049)  (US$ 16,049)
--------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                  Collateral                  Financing
                                               ----------------  Financing    Company's
                                                                   Limit      Financing
                Reasons For                                      for Each   Amount Limits
Transaction     Short-term      Allowance for                    Borrowing    (US$ in
  Amounts        Financing        Bad Debt      Item     Value    Company     Thousand)
-----------------------------------------------------------------------------------------
$        --  Operating capital  $          --  $    --  $    --    N/A      $  33,384,427
                                                                            (US$  987,968)
                                                                               (Note 2)
-----------------------------------------------------------------------------------------

<F1>

Note 1: The No. 2 represents that the short-term financing is necessary for the business.
<F2>
Note 2: Not exceeding the issued capital of the Company.

                                                                         TABLE 2
                                                                         -------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                      Counter-party                                                                      Ratio of
              -----------------------------                                                             Accumulated
                                                                                                           Amount of      Maximum
                                                                   Maximum                   Value of   Collateral to  Collateral/
    Endors-                       Nature of    Limits on Each    Balance for      Ending    Collateral  Net Equity of  Guarantee
    ement/                         Relati-    Counter-party's     the Period      Balance    Property,    the Latest     Amounts
    Guarantee                      onship      Endorsement/        (US$ in       (US$ in     Plant and    Financial     Allowable
No. Provider        Name          (Note 2)   Guarantee Amounts   Thousand)      Thousand)   Equipment     Statement     (Note 1)
-----------------------------------------------------------------------------------------------------------------------------------
 0  TSMC      TSMC Development        3      Not exceed 10%     $  6,758,200  $  6,758,200  $       --           2.16% $ 78,242,856
                                              of the net worth  (US$ 200,000) (US$ 200,000)
                                              of TSMC, and
                                              also limiting to
              TSMC--North America     2       the total paid-      1,351,640     1,351,640          --           0.43%
                                              in-capital of     (US$  40,000) (US$  40,000)
                                              the endorsement/
              WaferTech               3       guarantee           14,868,040    14,868,040          --           4.75%
                                              company, unless   (US$ 440,000) (US$ 440,000)
                                              otherwise
                                              approved by
                                              Board of
                                              Directors.
-----------------------------------------------------------------------------------------------------------------------------------

<F1>
Note 1: 25% of the net worth of TSMC as of September 30, 2003.
<F2>
Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest. The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

                                                                         TABLE 3
                                                                         -------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          September 30, 2003
                                                                       ---------------------------------------------
                                      Relati-                          Shares/   Carrying               Market Value
                   Marketable         onship                            Units      Value     Percentage or Net Asset
Held Company       Securities        with the     Financial Statement  (Thou-     (US$ in        of      Value (US$
   Name          Type and Name       Company           Account          sand)    Thousand)   Ownership  in Thousand)       Note
------------------------------------------------------------------------------------------------------------------------------------
TSMC          Liquidity fund
              --------------
              BOA Funds                 --       Short-term investment  40,000  $ 1,351,200      N/A     $ 1,351,200
                                                                               (US$  40,000)            (US$  40,000)
              GS Funds                  --       Short-term investment  20,000      675,600      N/A         675,600
                                                                               (US$  20,000)            (US$  20,000)

              Bond fund
              ---------
              JF Taiwan Bond Fund       --       Short-term investment  34,343      500,000      N/A         501,494
              ABN AMRO Bond Fund        --       Short-term investment  34,794      500,000      N/A         501,597

              Bond
              ----
              2002 Government Bond
               Series A                 --       Short-term investment      --    2,902,238      N/A       2,909,857
              2002 Government Bond
               Series E                 --       Short-term investment      --    3,113,067      N/A       3,122,577
              1994 Government Bond
               Series C                 --       Short-term investment      --    1,422,197      N/A       1,401,949
              Chung Shing Bond with
               Repurchase Agreement     --       Short-term investment      --    1,200,000      N/A       1,200,028

              Stock
              -----
              TSMC--North America   Subsidiary   Long-term investment   11,000      286,061      100       1,011,390  The treasury
                                                                                                                       stocks in
                                                                                                                       amounts of
                                                                                                                       NT$725,329
                                                                                                                       thousand are
                                                                                                                       deducted
                                                                                                                       from the
                                                                                                                       carrying
                                                                                                                       value.
              TSMC--Europe          Subsidiary   Long-term investment       --       10,921      100          10,921
              TSMC--Japan           Subsidiary   Long-term investment        6       97,567      100          97,567
              VIS                   Investee     Long-term investment  787,016    3,968,395       28       6,582,824
              TSMC International    Subsidiary   Long-term investment  987,968   21,646,213      100      21,646,213
              TSMC Partners         Subsidiary   Long-term investment      300    4,089,066      100       4,089,066
              SSMC                  Investee     Long-term investment      382    2,616,143       32       2,616,143
              Emerging Alliance     Subsidiary   Long-term investment       --      755,364       99         755,364
              GUC                   Investee     Long-term investment   39,040      377,758       47         415,507
              Taiwan Mask Corp.         --       Long-term investment    8,794       32,129        2         157,995
              United Gas Co., Ltd.      --       Long-term investment   16,783      193,584       11         274,697
              Shin-Etsu Handotai
               Taiwan Co., Ltd.         --       Long-term investment   10,500      105,000        7         140,845
              W.K. Technology
               Fund IV                  --       Long-term investment    5,000       50,000        2          56,904
              Hon Tung Ventures
               Capital                  --       Long-term investment    8,392       83,916       10          69,896

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          September 30, 2003
                                                                       ---------------------------------------------
                                      Relati-                          Shares/   Carrying               Market Value
                   Marketable         onship                            Units      Value     Percentage or Net Asset
Held Company       Securities        with the     Financial Statement  (Thou-     (US$ in        of      Value (US$
   Name          Type and Name       Company           Account          sand)    Thousand)   Ownership  in Thousand)       Note
------------------------------------------------------------------------------------------------------------------------------------
              Certificate
              -----------
              Chi Cherng Investment Investee     Long-term investment       --   $   43,028       36    $    501,592  The treasury
                                                                                                                       stocks in
                                                                                                                       amounts of
                                                                                                                       NT$458,564
                                                                                                                       thousand are
                                                                                                                       deducted from
                                                                                                                       the carrying
                                                                                                                       value.
              Hsin Ruey Investment  Investee     Long-term investment       --       41,787       36         501,298  The treasury
                                                                                                                       stocks in
                                                                                                                       amounts of
                                                                                                                       NT$459,511
                                                                                                                       thousand are
                                                                                                                       deducted from
                                                                                                                       the carrying
                                                                                                                       value.

              Equity
              ------
              Crimson Asia Capital      --       Long-term investment    N/A         42,355      N/A          42,355
              Horizon Ventures          --       Long-term investment    N/A        229,669      N/A         229,669

TSMC--North   Stock
 America      -----
              TSMC                  Parent       Long-term investment   13,287      725,329       --         904,471
                                     company

Chi Cherng
 Investment   Stock
              -----
              TSMC                  Parent       Short-term investment  13,735      458,564       --         934,987
                                     company

              Certificate
              -----------
              Hsin Ruey Investment  Major        Long-term investment       --      902,017       64         902,017
                                     shareholder

Hsin Ruey     Stock
 Investment   -----
              TSMC                  Parent       Short-term investment  13,761      459,511       --         936,740
                                     company


              Certificate
              -----------
              Chi Cherng Investment Major        Long-term investment       --      902,888       64         902,888
                                     shareholder

TSMC Inter-
 national     Stock
              -----                  Subsidiary   Long-term investment   45,000  US$  42,233       97     US$  42,233
              InveStar               Subsidiary   Long-term investment   51,300  US$  38,432       97     US$  38,432
              InveStar II            Subsidiary   Long-term investment        1  US$ 537,248      100     US$ 537,248
              TSMC Development       Subsidiary   Long-term investment        1 (US$   7,886)     100    (US$   7,886)
              TSMC Technology            --       Long-term investment       68           --       --               -
              3DFX Interactive Inc.      --       Short-term investment     558  US$     547       --     US$  22,175
              Marvell

              Liquidity fund
              --------------
              BOA Fund                   --      Short-term investment  67,100  US$  67,100      N/A     US$  67,100

VIS           Stock
              -----
              VIS Associates Inc.   Subsidiary   Long-term investment   41,070    1,248,569      100       1,248,569  The book value
                                                                                                                       is net of
                                                                                                                       allowance for
                                                                                                                       valuation
                                                                                                                       loss of
                                                                                                                       long-term
                                                                                                                       investments,
                                                                                                                       $8,684
                                                                                                                       thousand.
              PowerChip
               Semiconductor, Inc.  Investee     Long-term investment  121,005    1,586,946        4       1,950,603
              Etron Technology,
               Inc.                 Investee     Long-term investment    4,859      216,852        2         106,650
              Walsin Technology,
               Inc.                 Investee     Long-term investment   34,551      302,559        8         267,235
              MEGIC Corporation     Investee     Long-term investment   16,500      177,000        8         143,013
              FormFactor, Inc.      Investee     Long-term investment      267       64,360        1         193,712
              United Gas Co., Ltd.  Investee     Long-term investment    3,357       38,716        2          55,044
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           September 30, 2003
                                                                        ----------------------------------------------
                                      Relati-                           Shares/   Carrying                Market Value
                   Marketable         onship                             Units      Value     Percentage  or Net Asset
Held Company      Securities         with the     Financial Statement   (Thou-     (US$ in        of       Value (US$
    Name         Type and Name       Company           Account           sand)    Thousand)   Ownership   in Thousand)     Note
------------------------------------------------------------------------------------------------------------------------------------
              Bond fund
              ---------
              Yuan Da Duo Li #2             --   Short-term investment   58,069  $   800,703       --     $    811,835
              Jihsun                        --   Short-term investment   61,365      790,000       --          799,659
              Fu Hua                        --   Short-term investment    4,015       50,000       --           50,817
              Well Pool Bond Fund           --   Short-term investment  106,372    1,268,000       --        1,275,881

VIS Assoc-
 iates Inc.   Stock
              -----
              VIS Investment
               Holding, Inc.        Subsidiary   Long-term investment        63  US$     418      100     US$      418

              Equity
              ------
              Silicon Valley
               Equity Fund                  --   Long-term investment        --  US$   4,360       34     US$    4,360
              Silicon Valley
               Equity Fund II               --   Long-term investment        --  US$   5,333       14     US$   5,333

              Equity certificate
              ------------------
              ABN AMRO Bank                 --   Long-term investment    38,648  US$  17,604       --     US$   17,604

              Fund
              ----
              Grand Palace Trust            --    Long-term investment        --  US$   3,584     100     US$    3,584

VIS
 Investment
 Holding,
 Inc.         Stock
              -----
              VIS Micro, Inc.       Subsidiary   Long-term investment       200  US$     294      100     US$      294

TSMC
Development   Stock
              -----
              WaferTech             Subsidiary   Long-term investment        --  US$ 321,076       99     US$  321,076

InveStar      Stock
              -----
              PLX Technology, Inc.          --   Short-term investment      357  US$     693       --     US$    2,269
              Formfactor, Inc.              --   Short-term investment      267  US$   2,000       --     US$    5,742
              WGRD                          --   Short-term investment       86  US$     514       --     US$      437
              Programmable
               Microelectronics
               (Taiwan), Inc.               --   Long-term investment       575  US$     204       4      US$      204
              Global Testing Corp.          --   Long-term investment    13,268  US$   5,329       12     US$    5,329
              Chipstrate
               Technologies, Inc.           --   Long-term investment     1,332  US$     310       1      US$     310
              Richtek Technology
               Corp.                        --   Long-term investment     1,800  US$     356       1      US$      356
              Advanced Power
               Electronics, Corp.           --   Long-term investment     2,750  US$   1,385       3      US$    1,385
              Capella Microsystems,
               Inc.                         --   Long-term investment       530  US$     157       --     US$      157

              Preferred stock
              ---------------
              Integrated Memory
               Logic, Inc.                  --   Long-term investment     1,831  US$   1,221       --     US$    1,221
              SiRF Technology
               Holdings, Inc.               --   Long-term investment       306  US$   1,333       --     US$    1,333
              Sensory, Inc.                 --   Long-term investment     1,404  US$     312       --     US$      312
              LightSpeed
               Semiconductor
               Corporation                  --   Long-term investment     2,252  US$     329       --     US$      329
              Tropian, Inc.                 --   Long-term investment     1,758  US$   2,334       --     US$    2,334
              Sonics, Inc.                  --   Long-term investment     2,686  US$   3,530       --     US$    3,530
              Atheros, Inc.                 --   Long-term investment     1,607  US$   3,593       --     US$    3,593
              NanoAmp Solutions,
               Inc.                         --   Long-term investment       541  US$     853       --     US$      853
              Monolithic Power
               Systems, Inc.                --   Long-term investment     2,521  US$   2,000       --     US$    2,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           September 30, 2003
                                                                        ----------------------------------------------
                                      Relati-                           Shares/   Carrying                Market Value
                   Marketable         onship                             Units      Value     Percentage  or Net Asset
Held Company      Securities         with the     Financial Statement   (Thou-     (US$ in        of       Value (US$
   Name          Type and Name       Company           Account           sand)    Thousand)   Ownership   in Thousand)       Note
------------------------------------------------------------------------------------------------------------------------------------
              Memsic, Inc.                  --   Long-term investment     2,727  US$   1,500       --     US$    1,500
              Reflectivity, Inc.            --   Long-term investment     1,064  US$   1,192       --     US$    1,192
              Signia Technologies,
               Inc.                         --   Long-term investment     3,000  US$     208       --     US$      208
              Match Lab, Inc.               --   Long-term investment     1,875  US$     375       --     US$      375
              Oridus, Inc.
               (Creosys, Inc.)              --   Long-term investment     1,500  US$     300       --     US$      300
              Incentia Design
               Systems, Inc.                --   Long-term investment       286  US$     180       --     US$      180
              IP Unity                      --   Long-term investment     1,008  US$     494       --     US$      494

InveStar II   Stock
              -----
              WGRD                          --   Short-term investment       87  US$     520       --     US$      443
              eChannel Option
               Holding, Inc.                --   Long-term investment       358  US$     251       --     US$      251
              Elcos Microdisplay
               Technology, Ltd.             --   Long-term investment       270  US$      27       --     US$       27
              Signia Technologies,
               Inc.                         --   Long-term investment       351  US$     104       --     US$      104
              Procoat Technology            --   Long-term investment     4,165  US$   2,000       4      US$    2,000
              Richtek Technology
               Corp.                        --   Long-term investment       845  US$   1,036       2      US$    1,036
              Programmable
               Microelectronics
               (Taiwan), Inc.               --   Long-term investment       177  US$      52       --     US$       52
              Auden Technology
               MFG Co., Ltd.                --   Long-term investment       953  US$   1,151       2      US$    1,151
              GeoVision, Inc.               --   Long-term investment       180  US$     133       --     US$      133
              EoNex Technologies,
               Inc.                         --   Long-term investment        55  US$   3,096       --     US$    3,096
              Conwise Technology
               Co., Ltd.                    --   Long-term investment     2,800  US$     996       --     US$      996
              Eon Technology, Inc.          --   Long-term investment     2,800  US$     996       --     US$      996
              Goyatek Technology,
               Inc.                         --   Long-term investment     2,088  US$   1,380       --     US$    1,380
              TrendChip
               Technologies Corp.           --   Long-term investment     2,000  US$     889       --     US$      889
              Capella Microsystems,
               Inc.                         --   Long-term investment       419  US$     124       --     US$      124

              Preferred stock
              ---------------
              Memsic, Inc.                  --   Long-term investment     2,289  US$   1,560       --     US$    1,560
              Oepic, Inc.                   --   Long-term investment     4,997  US$   1,317       --     US$    1,317
              NanoAmp Solutions,
               Inc.                         --   Long-term investment       250  US$   1,000       --     US$    1,000
              Advanced Analogic
               Technology, Inc.             --   Long-term investment       948  US$   1,261       --     US$    1,261
              Monolithic Power
               Systems, Inc.                --   Long-term investment       804  US$   1,946       --     US$    1,946
              Ralink Technologies,
               Inc.                         --   Long-term investment     1,833  US$     815       --     US$      815
              Sonics, Inc.                  --   Long-term investment     3,082  US$   3,082       --     US$    3,082
              Newport Opticom, Inc.         --   Long-term investment     1,157  US$     402       --     US$      402
              Silicon Data, Inc.            --   Long-term investment     2,000  US$     750       --     US$      750
              Reflectivity, Inc.            --   Long-term investment     1,596  US$   1,500       --     US$    1,500
              Angstron Systems,
               Inc.                         --   Long-term investment     1,567  US$     500       --     US$      500
              Tropian, Inc.                 --   Long-term investment     1,464  US$   2,000       --     US$    2,000
              SiRF Technology
               Holdings, Inc.               --   Long-term investment        20  US$     131       --     US$      131
              LeadTONE Wireless,
               Inc.                         --   Long-term investment       680  US$     131       --     US$      131
              Match Lab, Inc.               --   Long-term investment       313  US$      63       --     US$       63
              eBest!, Inc.                  --   Long-term investment       201  US$      41       --     US$       41
              Kilopass Technology,
               Inc.                         --   Long-term investment     3,887  US$   2,000       --     US$    2,000
              Elcos Microdisplay
               Technology, Ltd.             --   Long-term investment     2,667  US$   3,500       --     US$    3,500
              Fang Tek, Inc.                --   Long-term investment     5,556  US$   2,000       --     US$    2,000
              Alchip Technologies
               Ltd.                         --   Long-term investment     2,125  US$   1,700       --     US$    1,700

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           September 30, 2003
                                                                        ----------------------------------------------
                                      Relati-                           Shares/   Carrying                Market Value
                   Marketable         onship                             Units      Value     Percentage  or Net Asset
Held Company      Securities         with the     Financial Statement   (Thou-     (US$ in        of       Value (US$
   Name          Type and Name       Company           Account           sand)    Thousand)   Ownership   in Thousand)       Note
------------------------------------------------------------------------------------------------------------------------------------
Emerging
 Alliance     Stock
              -----
              Global Investment
               Holding, Inc.        Investee     Long-term investment    10,000  $   100,000       6      $    100,000

              Preferred stock
              ---------------
              Quake Technologies,
               Inc.                         --   Long-term investment       467  US$     617       1      US$      617
              Pixim, Inc.                   --   Long-term investment     1,924  US$   2,382       3      US$    2,382
              Newport Opticom, Inc.         --   Long-term investment       962  US$     250       6      US$      250
              NetLogic
               Microsystems, Inc.           --   Long-term investment       602  US$   1,850       1      US$    1,850
              Ikanos Communication,
               Inc.                         --   Long-term investment     5,116  US$   2,572       3      US$    2,572
              Quicksilver
               Technology, Inc.             --   Long-term investment       902  US$   2,488       4      US$    2,488
              Litchfield
               Communications               --   Long-term investment     3,799  US$      57       6      US$       57
              Mosaic Systems, Inc.          --   Long-term investment     2,481  US$      12       6      US$       12
              Accelerant Networks,
               Inc.                         --   Long-term investment       440  US$     640       1      US$      640
              Zenesis Technologies,
               Inc.                         --   Long-term investment       861  US$     500       4      US$      500
              Reflectivity, Inc.            --   Long-term investment     1,596  US$   1,500       5      US$    1,500
              Iridigm Display, Co.          --   Long-term investment       254  US$     502       2      US$      502
              XHP Microsystems,
               Inc.                         --   Long-term investment     2,280  US$     750       6      US$      750
              Axiom Microdevices,
               Inc.                         --   Long-term investment     1,000  US$   1,000       5      US$    1,000
              Optichron, Inc.               --   Long-term investment       714  US$   1,000       6      US$    1,000

------------------------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

-------------------------------------------------------------------------------------------------------------------
Company Name       Marketable        Financial Statement      Counter-Party      Nature of      Beginning Balance
                   Securities              Account                              Relationship  ---------------------
                  Type and Name                                                                Shares/     Amount
                                                                                                Units      (US$ in
                                                                                              (Thousand)  Thousand)
-------------------------------------------------------------------------------------------------------------------
TSMC           Liquidity fund
               --------------
               BOA Funds            Short-term investment  BOA                             -           -  $       -

               GS Funds             Short-term investment  Goldman Sachs                   -           -          -

               Bond fund
               ---------
               JF Taiwan Bond Fund  Short-term investment  JF Asset Management             -           -          -
                                                            (Taiwan) Ltd.
               ABN AMRO Bond Fund   Short-term investment  ABN AMRO                        -           -          -
               ABN AMRO Select
                Bond Fund           Short-term investment  ABN AMRO                        -           -           -

               Bond
               ----
               Chung Shing Bond
                with Repurchase                             Chung Shing Bills               -           -          -
                Agreement           Short-term investment   Finance Corp.


               2002 Government                              BNP and several                 -           -          -
                Bond Series A       Short-term investment   financial
                                                            institutions

               2002 Government                              BNP and several                 -           -          -
                Bond Series E       Short-term investment   financial
                                                            institutions

               1994 Government                              Chung Shing Bills               -           -          -
                Bond Series C       Short-term investment   Finance Corp. and
                                                            several financial
                                                            institutions


               Stock
               -----
               Emerging Alliance    Long-term investment   Emerging Alliance    Subsidiary             -    767,239
               VIS                  Long-term investment   VIS                  Investee         677,471  3,264,657
               Amkor Technology     Long-term investment                     -             -         505    280,748
               Monolithic System
                Tech.               Long-term investment                     -             -         470    104,289

TSMC Partners  ADR
               ---
               TSMC                 Short-term investment                    -             -         762  US$ 7,357

InveStar II    Preferred stock
               ---------------
               Elcos Microdisplay                          Elcos Microdisplay              -           -          -
                Technology,Ltd.     Long-term investment    Technology,Ltd.


TSMC           Liquidity fund
International  --------------
               BOA Fund             Short-term investment  BOA                             -           -          -

VIS            Bond fund
               ---------
               Kai Chi Kai Xuan     Short-term investment                    -             -           -          -
               NITC                 Short-term investment                    -             -           -          -
               NT$ High Yield Fund  Short-term investment                    -             -           -          -
               Ta-Hua               Short-term investment                    -             -           -          -
               Jihsun               Short-term investment                    -             -           -          -
               Yuan Da Duo Li #2    Short-term investment                    -             -           -          -

               Stock
               -----
               Powerchip
                Semiconductor
                Corporation         Long-term investment                     -             -     191,671  2,513,378
-------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
        Acquisition                               Disposal                            Ending Balance
-----------------------------------------------------------------------------------------------------------
                Amount                                                                          (US$ in
Shares/Units    (US$ in     Shares/Units                 Carrying   Gain (Loss)  Shares/Units   Thousand)
 (Thousand)    Thousand)    (Thousand)       Amount        Value    on Disposal   (Thousand)     (Note 1)
-----------------------------------------------------------------------------------------------------------

     120,000  $  4,161,760        80,000  $ 2,785,760  $ 2,785,760  $         -        40,000  $  1,376,000
              (US$ 120,000)                            (US$ 80,000)                            (US$  40,000)
     140,000     4,852,300       120,000    4,165,140    4,165,140            -        20,000       687,160
              (US$140,000)                            (US$120,000)                             (US$  20,000)


      34,343       500,000             -            -            -            -        34,343       500,000

      97,782     1,400,000        62,988      902,881      900,000        2,881        34,794       500,000
      81,744       879,000        81,744      881,719      879,000        2,719             -             -




           -     1,200,000             -            -            -            -             -     1,200,000



           -     2,902,238             -            -            -            -             -     2,902,238



           -     3,113,067             -            -            -            -             -     3,113,067



           -     1,422,197             -            -            -            -             -     1,422,197






           -       174,030             -            -            -            -             -       755,364
     109,545       766,815             -            -            -            -       787,016     3,968,395
           -             -           505      301,209      280,748       20,461             -             -

           -             -           470      152,681      104,289       48,392             -             -



           -             -           823  US$   8,407  US$   7,357  US$   1,050             -             -
                                 (Note 2)



       2,667    US$  3,500             -            -            -            -         2,667    US$  3,500




      67,100    US$ 67,100             -            -            -            -        67,100    US$ 67,100



      64,113       650,000        64,113      654,231      650,000        4,231             -             -
       3,225       500,000         3,225      500,164      500,000          164             -             -
      15,871       250,000        15,871      250,202      250,000          202             -             -
      40,946       500,000        40,946      500,586      500,000          586             -             -
      61,365       790,000             -            -            -            -        61,365       790,000
      65,271       900,000         7,202      100,011       99,297          714        58,069       800,703



           -             -        70,666    1,217,382      926,432      290,950       121,005     1,586,946

------------------------------------------------------------------------------------------------------------

<F1>
Note 1: The ending balance included the recognition of the investment income
        (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company's ownership percentage in investees.
<F2>
Note 2: Including stock dividend of 61 thousand units.

                                                                         TABLE 5
                                                                         -------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR
 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

--------------------------------------------------------------------------------------------------------------------------
Company  Types of                    Transaction                                                               Nature of
 Name    Property  Transaction Date    Amount            Payment Term                  Counter-party          Relationship
--------------------------------------------------------------------------------------------------------------------------
TSMC     Fab 14    January 20, 2003  $   180,665  By the construction progress  United Integrated Services        --

         Fab 12    May 6, 2003           119,000  By the construction progress  United Integrated Services        --

         Fab 12    June 17, 2003         134,500  By the construction progress  United Integrated Services        --

         Fab 12    June 18, 2003         110,055  By the construction progress  Liquid Air Far East Co. Ltd.      --
--------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
Prior Transaction of Related Counter-party
------------------------------------------
                        Transfer              Price     Purpose of     Other
 Owner   Relationship     Date      Amount  Reference   Acquisition    Terms
-----------------------------------------------------------------------------

  N/A         N/A          N/A       N/A    Public     Manufacturing   None
                                             bidding    purpose
  N/A         N/A          N/A       N/A    Public     Manufacturing   None
                                             bidding    purpose
  N/A         N/A          N/A       N/A    Public     Manufacturing   None
                                             bidding    purpose
  N/A         N/A          N/A       N/A    Public     Manufacturing   None
                                             bidding    purpose
-----------------------------------------------------------------------------

                                                                         TABLE 6
                                                                         -------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100
 MILLION OR 20% OF THE CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

---------------------------------------------------------------------------------------------------------------------
                                                                         Transaction Details
                                                       --------------------------------------------------------------
Company                                  Nature of     Purchase/                % to
 Name         Related Party            Relationship      Sale       Amount      Total       Payment Terms
---------------------------------------------------------------------------------------------------------------------
TSMC     TSMC--North America         Subsidiary         Sales      $ 84,777,377   58    Net 30 days from invoice date
         Philips and its affiliates  Major shareholder  Sales         2,370,142    2    Net 30 days from invoice date
         GUC                         Investee           Sales           465,626   --    Net 30 days from invoice date
         WaferTech                   Subsidiary         Purchases     7,815,373   35    Net 30 days from invoice date
         SSMC                        Investee           Purchases     3,805,999   17    Net 30 days from invoice date
         VIS                         Investee           Purchases     3,454,704   16    Net 30 days from invoice date
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------
                            Note/Accounts Payable or
  Abnormal Transaction            Receivable
------------------------------------------------------   Note
Unit Price  Payment Terms  Ending Balance  % to Total
--------------------------------------------------------------

  Note 1       Note 1      $   14,337,121      94        --
   None         None              752,568       5        --
   None         None               86,093      --        --
  Note 1       Note 1             964,659      26        --
   None         None              501,281      14        --
   None         None              796,865      21        --
--------------------------------------------------------------

Note 1: Please refer to footnote 18 in the financial statements.

                                                                         TABLE 7
                                                                         -------

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF
 THE CAPITAL
SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Amounts Received  Allowance
Company                         Nature of      Ending     Turnover                                       in Subsequent     for
 Name       Related Party     Relationship     Balance      Rate                Overdue                    Period        Bad Debts
----------------------------------------------------------------------------------------------------------------------------------
                                                                      Amount       Action Taken
----------------------------------------------------------------------------------------------------------------------------------

TSMC     TSMC--North America  Subsidiary    $ 14,337,121   39 days  $ 3,548,863  Accelerate demand     $      2,855,719  $      --
                                                                                  on account
                                                                                  receivables
         Philips and its      Major                                              Accelerate demand on
          affiliates           shareholder       752,568   64 days       82,648   account receivables            21,204         --
----------------------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 8
                                                                         -------
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2003
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

-----------------------------------------------------------------------------------------------------------------------
Investor Company    Investee Company        Location                          Main Businesses and Products
-----------------------------------------------------------------------------------------------------------------------
TSMC                TSMC--North America     San Jose, California, U.S.A.      Marketing and engineering support
                    TSMC--Europe            Amsterdam, The Netherlands        Marketing and engineering support
                    TSMC--Japan             Yokohama, Japan                   Marketing and engineering support
                    VIS                     Hsin-Chu, Taiwan                  IC design and manufacturing
                    TSMC International      Tortola, British Virgin Islands   Investment
                    Chi Cherng Investment   Taipei, Taiwan                    Investment
                    Hsin Ruey Investment    Taipei, Taiwan                    Investment
                    TSMC Partners           Tortola, British Virgin Islands   Investment
                    SSMC                    Singapore                         Manufacturing wafer
                    Emerging Alliance       Cayman Islands                    Investment
                    GUC                     Hsin-Chu, Taiwan                  IC research, development, manufacturing,
                                                                               testing and marketing
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Original Investment Amount          Balance as of September 30, 2003
-----------------------------   ----------------------------------------------     Net Income        Investment
September 30,    December 31,      Shares        Percentage       Carrying          (Loss) of       Gain (Loss)       Note
    2003            2002         (Thousand)     of Ownership    Value (Note 1)    the Investee       (Note 2)
-----------------------------------------------------------------------------------------------------------------------------
$     333,178   $     333,178          11,000            100    $      286,061    $     117,908   $      113,249   Subsidiary
        2,960           2,960              --            100            10,921               54               54   Subsidiary
       83,760          83,760               6            100            97,567            3,473            3,473   Subsidiary
    8,119,816       6,503,640         787,016             28         3,968,395   (      172,445) (        48,470)  Investee
   31,445,780      31,445,780         987,968            100        21,646,213           21,128           21,128   Subsidiary
      300,000         300,000              --             36            43,028   (          598)             195   Investee
      300,000         300,000              --             36            41,787   (        1,903)           1,033   Investee
       10,350          10,350             300            100         4,089,066          196,242          194,235   Subsidiary
    6,408,190       6,408,190             382             32         2,616,143   (    1,381,819) (       442,182)  Investee
    1,179,690       1,005,660              --             99           755,364   (      163,804) (       162,985)  Subsidiary
      409,920         341,250          39,040             47           377,758   (       64,120) (        23,681)  Investee
                      (Note 3)

<F1>
Note 1: The treasury stock is deducted from the carrying value.
<F2>
Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.
<F3>
Note 3: TSMC's investee, Ya Xin, merged with GUC in January 2003. GUC is the surviving company.